Filed by The Mead Corporation
           pursuant to Rule 425 under the Securities Act of 1933
               and deemed filed pursuant to Rule 14a-12 under
                  the Securities and Exchange Act of 1934

                   Subject Company: The Mead Corporation
                            Commission File No. 1-2267


The following press release was issued jointly by The Mead Corporation and Westvaco Corporation on Wednesday, August 29, 2001:


            MEAD AND WESTVACO AGREE TO COMBINE IN $10 BILLION MERGER

               CREATES SIGNIFICANTLY STRONGER GLOBAL ORGANIZATION
               WITH ENHANCED GROWTH AND COST SAVINGS OPPORTUNITIES

Dayton, OH and Stamford, CT - August 29, 2001 - The Mead Corporation (NYSE:MEA) and Westvaco Corporation (NYSE:W) announced today that they have agreed to a merger of equals creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The enterprise value of the combined organization is in excess of $10 billion.

The new company, which will be called MeadWestvaco Corporation, will have $8 billion in annual revenues, profitable growth platforms in the company's four core businesses, and a strong balance sheet with substantial financial capacity. In addition to significantly enhanced growth opportunities, the companies together expect to achieve annual operating synergies of more than $325 million, in full effect by the end of the second year. The transaction is expected to be accretive to both companies.

Under the terms of the transaction, Mead shareholders will receive one share of MeadWestvaco stock for each share of Mead stock, and Westvaco shareholders will receive 0.97 shares of MeadWestvaco stock for each share of Westvaco stock. Mead shareholders will also receive a special payment of $1.20 per share at closing. The merger is structured as a stock-for-stock tax-free exchange, and will be accounted for as a purchase transaction under the recent guidelines for business combinations. The transaction has been approved by both Boards of Directors.

Jerry Tatar, Mead's Chairman, President and CEO, will serve as Chairman of the combined company, and John A. Luke, Jr., Chairman and CEO of Westvaco, will serve as Chief Executive Officer and President of MeadWestvaco. The Board of Directors of MeadWestvaco will consist of equal representation from Mead and Westvaco. The combined company will employ more than 32,000 people on six continents and will be headquartered in Stamford, CT. The coated papers and consumer and office products businesses, as well as significant corporate staff, will be located in Dayton, OH.

Commenting on the merger, Jerry Tatar and John Luke, Jr. said, "This is a strategically and financially compelling merger of equals that creates a stronger company, well-positioned to compete in a global industry. In joining these two organizations, we enhance our ability to deliver shareholder value, offer customers a broader array of high-quality, value-added products, and provide employees an opportunity to participate in an even more dynamic enterprise. We look forward to working together to realize the full potential of the new company."

Tatar and Luke added, "We are creating an exciting new business platform by capitalizing on the strategic alignment and market leadership of both companies. In packaging and coated papers, the two largest business segments, we will bring together high quality manufacturing facilities with complementary product lines. This will position MeadWestvaco exceptionally well to meet the needs of our customers in a growing global marketplace. In addition, with a disciplined approach to capital and a strategic focus on generating superior financial returns, the new company will have the financial strength to pursue growth in targeted markets and return capital to shareholders."

The combined company's expected $325 million in cost synergies will be achieved principally in coated papers, packaging, purchasing and logistics, corporate overhead and information technology. MeadWestvaco will conduct a comprehensive review of its business lines with the objective of ensuring that all businesses and assets meet rigorous parameters for strategic fit, growth and returns. The company expects to take appropriate actions within 12 months.

The new company's annual common stock dividend is expected to be $0.92 per share, providing a 24 cents per share annual dividend increase to Mead shareholders and a consistent dividend to Westvaco shareholders, on an exchange ratio-adjusted basis.

The companies expect to close the transaction, subject to customary shareholder and regulatory approvals, in the fourth quarter of 2001.

Goldman, Sachs & Co. acted as financial adviser to Mead. Skadden, Arps, Slate, Meagher & Flom LLP provided legal counsel to Mead. Greenhill & Co. and Morgan Stanley acted as financial advisers to Westvaco. Wachtell, Lipton, Rosen & Katz provided legal counsel to Westvaco.

A conference call discussing the transaction will be held on Wednesday, August 29 at 9:30 a.m. EDT. The toll-free dial-in number is 888-348-6433 and the number for participants located outside the U.S. is 212-896-6069. The U.S. replay number is 800-633-8284 (858-812-6440 for international participants) and for all participants wishing to listen to the replay the access code is 19614599. The call will be available from 12:00 p.m. EDT on August 29, 2001 to 12p.m. EDT on September 29, 2001.

A slide presentation and live audio webcast of the call will also be available and archived on both company's Web sites at www.mead.com or www.westvaco.com.

Westvaco Corporation (www.westvaco.com), headquartered in Stamford, CT, is a leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries, and employs approximately 17,000 people worldwide.

The Mead Corporation, a forest products company with $4.4 billion in annual sales, is one of the leading North American producers of coated paper, coated paperboard and consumer and office products, a world leader in multiple packaging and specialty paper, and a producer of high-quality corrugating medium. In management of the company's more than two million acres of forests, Mead is committed to practicing principled forest stewardship and using resources in a responsible and sustainable manner. For additional information about Mead, visit the company's web site at www.mead.com

                             Additional Information

      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each company's reports filed with the SEC.

                                      # # #


CONTACTS:
FOR MEAD:                                       FOR WESTVACO:
INVESTORS                                       INVESTORS
Mark Pomerleau                                  Roger Holmes
937-495-3456                                    203-461-7537

MEDIA                                           MEDIA

Doug Draper                                     Robert Crockett
937-495-3319                                    203-461-7583
or                                              or
Citigate Sard Verbinnen                         Abernathy MacGregor Group
Debbie Miller/Jim Barron                        Steve Frankel
212-687-8080                                    212-371-5999



                                 AUGUST 28, 2001

[MEAD LOGO]                                                     [WESTVACO LOGO]

                             MEADWESTVACO FACT SHEET
                             -----------------------

MEADWESTVACO OVERVIEW
---------------------
Mead Corporation (NYSE:MEA) and Westvaco Corporation (NYSE:W) have agreed to a merger of equals creating a global company with strong positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The new company, with $8 billion in annual revenues, will be a significantly stronger global organization with enhanced growth and cost savings opportunities. Following are some of the transaction highlights designed to create shareholder value:

o A GLOBAL PRODUCER OF HIGH QUALITY, VALUE-ADDED PRODUCTS, WITH STRATEGIC SCALE, A STRONG CUSTOMER FOCUS, AND GROWTH OPPORTUNITIES

o CREATES A STRONG COMPETITOR WITH POSITIONS AND FOCUSED PLATFORMS FOR GROWTH IN KEY BUSINESS SEGMENTS

o CREATES OPPORTUNITY TO ACHIEVE $325+ MILLION OF ANNUAL COST SAVINGS AND OPERATIONAL SYNERGIES

o PROVIDES FLEXIBILITY TO EVALUATE ASSETS THAT DO NOT MEET FINANCIAL OR STRATEGIC CRITERIA

o   STRENGTHENS FINANCIAL POSITION AND FINANCIAL RETURNS

o   COMBINES INDUSTRY-LEADING, EXPERIENCED MANAGEMENT TEAMS

TRANSACTION SUMMARY
-------------------
o TRANSACTION STRUCTURE: The merger is structured as a stock-for-stock tax-free exchange and will be accounted for as purchase transaction under the recent guidelines for business combinations
o EXCHANGE RATIOS: 1 MeadWestvaco share per Mead share / 0.97 MeadWestvaco share per Westvaco share
o SPECIAL CASH PAYMENT: $1.20 per share for Mead shareholders paid as part of merger consideration - taxable at capital gains rate
o   MEADWESTVACO ANNUAL DIVIDEND: Expected to be $0.92 per share
o   ANTICIPATED CLOSING: Fourth Quarter of 2001

MEADWESTVACO MAJOR BUSINESS SEGMENTS
------------------------------------
o PACKAGING: MeadWestvaco will be a unique global consumer packaging franchise that focuses on providing high-value packaging to markets with dynamic growth potential, including pharmaceuticals, cosmetics, media, food and beverages, and personal care products. We will have capabilities in multiple substrates and multiple printing techniques, which means we will be "material neutral" when it comes to packaging design, allowing us to focus on the best possible solution to our customers global packaging needs.

o COATED PAPERS: MeadWestvaco will be a strong global supplier of both free sheet and groundwood grades, with a low-cost, well-invested manufacturing base.

o CONSUMER AND OFFICE PRODUCTS: MeadWestvaco will be a leading manufacturer and distributor of school supplies, commercial office products and time management products, with nationally recognized brands, including AT-A-GLANCE(R), Five Star(R), First Gear(R), Trapper Keeper(R), Cambridge(R), Time Line(R) and YEAR-IN-A-BOX(R)

o SPECIALTY CHEMICALS: The business focuses on high-value, high-margin businesses. For instance, we are the world leader in activated carbon used for car and truck pollution control devices and we have a strong position in asphalt emulsifiers, printing ink resins and dye dispersants.


ABOUT MEADWESTVACO
------------------
o MEADWESTVACO: Will be a global business with 100 operations and sales locations in 34 countries on six continents with 7.7 million tons of paper and paperboard capacity.

WHO WE ARE
----------

o MEAD: Forest products company with approximately $4.4 billion in annual sales. One of the leading North American producers of coated paper, coated paperboard and consumer and office products, world leader in multiple packaging and specialty paper, and producer of high-quality corrugating medium. Approximately 15,000 employees; offices and operations in 32 countries, including operational plants in Canada, France, Germany, Italy, Japan, Mexico, the Netherlands, Spain, the UK, and the US.

o WESTVACO: Leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and major producer of coated papers and specialty chemicals. Approximately $3.7 billion in annual sales. Paper products include bleached paperboard, printing papers, folding cartons, envelopes, corrugated packaging, saturating kraft, and flexible packaging. Company operates in 21 countries, serves customers in more than 70 countries, employs approximately 17,000 people worldwide.

EMPLOYEES
---------
The combined company will employ more than 32,000 people on six continents.

MANAGEMENT / BOARD OF DIRECTORS
-------------------------------
o JERRY TATAR, Chairman & CEO of Mead Corporation will serve as Chairman of the combined company.
o JOHN A. LUKE, JR., Chairman & CEO of Westvaco Corporation will serve as Chief Executive Officer and President of the combined company.
o The Board of Directors of MeadWestvaco will have equal representation from both companies.

HEADQUARTERS
------------
The new company will be headquartered in Stamford, CT. The coated papers and consumer and office products businesses, as well as significant corporate staff departments will be located in Dayton, OH.

Additional Information: The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available. Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael
E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.


                           [EQUITY PRESENTATION]

  [Mead LOGO]                                             [Westvaco LOGO]



                          "A COMBINATION TO CREATE
                             SHAREHOLDER VALUE"





  JERRY TATAR                                             JOHN A. LUKE, JR.
  CHAIRMAN & CEO                                          CHAIRMAN & CEO
  MEAD CORPORATION                                        WESTVACO CORPORATION



-------------------------------------------------------------------------------

SAFE HARBOR

-------------------------------------------------------------------------------


This presentation contains certain "forward-looking statements" within the meaning of federal securities laws about our financial condition, results of operations and business.

You can find many of these statements by looking for words such as "believes", "expects", "anticipates", "estimates", or similar expressions used in this presentation.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from our assumptions about future results, performance or achievements expressed or implied by us in those statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this presentation.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Our SEC filings discuss these assumptions; please consult them.





[MEADWESTVACO LOGO]


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A COMBINATION TO CREATE SHAREHOLDER VALUE

-------------------------------------------------------------------------------

A GLOBAL PRODUCER OF HIGH QUALITY, VALUE-ADDED PRODUCTS,
WITH STRATEGIC SCALE, A STRONG CUSTOMER FOCUS, SIGNIFICANT
GROWTH OPPORTUNITIES AND THE ABILITY TO DELIVER ENHANCED
SHAREHOLDER VALUE

|X| Creates a stronger, lower cost, higher return company better positioned for accelerated growth

|X| Creates opportunity to achieve $325+ million of annual cost savings and operational synergies

|X| Provides flexibility to evaluate assets that do not meet financial or strategic criteria

|X|      Strengthens financial position and financial returns

|X|      Combines experienced management teams


[MEADWESTVACO LOGO]


-------------------------------------------------------------------------------

TRANSACTION SUMMARY

-------------------------------------------------------------------------------

TRANSACTION STRUCTURE
|X|      Merger of Mead and Westvaco to form MeadWestvaco Corporation
|X|      Tax-free stock exchange
|X|      New purchase accounting

EXCHANGE RATIOS
|X|      1 MeadWestvaco share per Mead share
|X|      0.97 MeadWestvaco share per Westvaco share

OWNERSHIP
|X|      50.2% Mead shareholders
|X|      49.8% Westvaco shareholders

SPECIAL CASH PAYMENT
|X|      $1.20 per Mead share

DIVIDEND
|X|      $0.92 per share annually

CORPORATE HEADQUARTERS
|X|      Stamford, CT

SIGNIFICANT STAFF & OPERATIONS
|X|      Dayton, OH

BOARD
|X|      50/50 Composition


[MEADWESTVACO LOGO]


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A COMBINATION TO CREATE SHAREHOLDER VALUE

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
| |X|  Creates a stronger, lower cost, higher return company better
|      positioned for accelerated growth
-------------------------------------------------------------------------------

  |X| Creates opportunity to achieve $325+ million of annual cost savings and operational synergies

  |X| Provides flexibility to evaluate assets that do not meet financial or strategic criteria

  |X|  Strengthens financial position and financial returns

  |X|  Combines experienced management teams


[MEADWESTVACO LOGO]

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MEADWESTVACO COMPANY PROFILE

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                                -----------------
                                  MEADWESTVACO

                                 Sales     8.0bn
                                 EBITDA    1.6bn
                                -----------------
                                        |
                                        |
        --------------------------------------------------------------
        |                  |                       |                 |
 ---------------     --------------         ---------------    --------------
    PACKAGING            PAPER                CONSUMER AND        SPECIALTY
                                             OFFICE PRODUCTS      CHEMICALS

  Sales   $3.8bn      Sales  $3.1bn          Sales   $0.8bn     Sales  $0.3bn
  EBITDA   855mm      EBITDA  586mm          EBITDA   109mm     EBITDA   88mm
 ---------------      -------------          ---------------    --------------


Note: Based on FY 2000 data; segment sales and EBITDA exclude intersegment transactions and other corporate items.


[MEADWESTVACO LOGO]


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WORLDWIDE OPERATIONS

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 [World Map Showing Locations of Westvaco Operations in the following locations:
        CONSUMER PACKAGING PLANTS
        Birmingham, United Kingdom
        Caguas, Puerto Rico
        Chatham, New Jersey
        Cleveland, Tennessee
        Corby, United Kingdom
        Dublin, Ireland
        Enschede, The Netherlands
        Franklin Park, Illinois
        Freden, Germany
        Garner, North Carolina
        Greenville, Mississippi
        Grover, North Carolina
        Haarlem, The Netherlands
        Jacksonville, Illinois
        Kearny, New Jersey
        Littlehampton, United Kingdom
        London, United Kingdom
        Louisa, Virginia
        Louisville, Kentucky
        Mebane, North Carolina
        Melrose Park, Illinois
        Memphis, Tennessee
        Newark, Delaware
        Norwich, Connecticut
        Richmond, Virginia
        Salzburg, Austria
        Slough, United Kingdom
        Svitavy, Czech Republic
        Swindon, United Kingdom
        Uden, The Netherlands
        Valinhos, Brazil
        Warrington, Pennsylvania
        Weesp, The Netherlands

        CORRUGATED BOX PLANTS
        Blumenau, Brazil
        Manaus, Brazil
        Pacajus, Brazil
        Valinhos, Brazil

        ENVELOPE PLANTS
        Atlanta, Georgia
        Dallas, Texas
        Enfield, Connecticut
        Indianapolis, Indiana
        Kenosha, Wisconsin
        Los Angeles California
        Springfield, Massachusetts
        Williamsburg, Pennsylvania
        Worcester, Massachusetts

        FLEXIBLE PACKAGING PLANT
        Springfield, Massachusetts

        FORESTRY CENTERS
        Rupert, West Virginia
        Summerville, South Carolina
        Tres Barras, Brazil
        Wickliffe, Kentucky

        LUMBER PLANT
        Summerville, South Carolina

        PRG EXTRUSION AND CONVERTING PLANTS
        Low Moor, Virginia
        Silsbee, Texas

        PRG PAPERBOARD MILLS
        Covington, Virginia
        Evadale, Texas
        North Charleston, South Carolina
        Tres Barras, Brazil
        Valinhos, Brazil

        PRINTING PAPER MILLS
        Luke, Maryland
        Tyrone, Pennsylvania
        Wickliffe, Kentucky

        RESEARCH FACILITIES
        Covington, Virginia
        Laurel, Maryland
        North Charleston, South Carolina
        Summerville, South Carolina

        SPECIALTY CHEMICAL PLANTS
        Covington, Virginia
        DeRidder, Louisiana
        North Charleston, South Carolina
        Wickliffe, Kentucky

        PRINCIPAL SALES OFFICES
        Atlanta, Georgia
        Belem, Brazil
        Belo Horizonte, Brazil
        Bethlehem, Pennsylvania*
        Blumenau, Brazil
        Brussels, Belgium
        Caguas, Puerto Rico
        Cape Town, South Africa
        Charlotte, North Carolina*
        Chicago, Illinois
        Cincinnati, Ohio
        Cleveland, Ohio*
        Coral Gables, Florida
        Covington, Virginia
        Culaba, Brazil
        Curitiba, Brazil
        Dallas, Texas
        Danville, Illinois*
        Denver, Colorado*
        Detroit, Michigan
        East Rutherford, New Jersey
        Fortaleza, Brazil
        Garner, North Carolina
        Hong Kong
        Houston, Texas
        Indianapolis, Indiana
        Jundial, Brazil
        Kearny, New Jersey
        Kenosha, Wisconsin
        Londrina, Brazil
        Los Angeles, California*
        London, United Kingdom
        Manaus, Brazil
        Mebane, North Carolina
        Melrose Park, Illinois
        Mexico City, Mexico
        Montreal, Canada
        Mumbai, India
        Newark, Delaware
        New York, New York
        North Charleston, South Carolina
        Pacajus, Brazil
        Petrolina, Brazil
        Pittsburgh, Pennsylvania
        Portland, Oregon
        Porto Alegre, Brazil
        Recife, Brazil
        Richmond, Virginia
        Rio de Janeiro, Brazil
        St. Louis, Missouri
        San Francisco, California
        Seoul, South Korea
        Shanghai, China
        Singapore
        Springfield, Massachusetts
        Svitavy, Czech Republic
        Swindon, United Kingdom
        Sydney, Australia
        Taipei, Taiwan
        Tampa, Florida*
        Tokyo, Japan
        Toronto, Canada
        Uberlandia, Brazil
        Vila Velha, Brazil
        Washington, DC
        Wilmington, Delaware
        Worcester, Massachusetts

        * Envelope Print Centers


World map also shows Mead Operations in the following locations:

        PAPER
        Chillicothe, Ohio
        Fremont, Ohio
        Escanaba, Michigan
        Rumford, Maine

        GILBERT PAPER
        Menasha, Wisconsin
        Appleton, Wisconsin

        SPECIALTY PAPER
        South Lee, Massachusetts
        Potsdam, New York
        County Devon, England

        PACKAGING
        Lanett, Alabama
        Atlanta, Georgia
        Buena Park, California
        Chicago, Illinois
        Ajax, Ontario, Canada
        Chateauroux, France
        Trento, Italy
        Roosendaal, The Netherlands
        Trier-Ehrang, Germany
        Bristol, England
        Shimada, Japan
        Bilbao, Spain

        CONTAINERBOARD
        7 plants within the United States in midwest and southern regions Stevenson, Alabama

        COATED BOARD
        Phenix City, Alabama
        Venlo, The Netherlands
        Cottonton, Alabama
        Greenville, Georgia

        CONSUMER AND OFFICE PRODUCTS
        7 manufacturing and 8 distribution locations throughout the United States, one manufacturing and distribution location in Toronto, Ontario, Canada, one manufacturing location in Nuevo Laredo, Mexico, and one distribution location in Mexico City, Mexico]



[MEADWESTVACO LOGO]

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[HIGH QUALITY, MULTINATIONAL CUSTOMERS]

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[An assortment of Mead and Westvaco products as used by various Mead and
Westvaco customers are pictured.]




[MEADWESTVACO LOGO]

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GLOBAL PACKAGING PLATFORM

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$3.8 BILLION GLOBALLY INTEGRATED HIGH-VALUE PACKAGING BUSINESS

|X|      Focus on high-margin, fast-growth markets
         --   Food & beverage multi-packs    --   Media & entertainment
         --   Pharmaceutical                 --   Cosmetics
         --   Healthcare                     --   Personal Care

|X|      Enhanced growth and cross-selling opportunities

|X|      Innovation with multiple substrates and process capabilities
         --   1.7MM tpy bleached board
         --   1.0MM tpy CNK
         --   Value-added saturating kraft and unbleached paperboard
         --   Containerboard business in the U.S. and Brazil

|X|      Growth through package design capabilities and strategic acquisitions



[MEADWESTVACO LOGO]

-------------------------------------------------------------------------------

COATED PAPER - A NEW LEADER

-------------------------------------------------------------------------------

SIGNIFICANTLY ENHANCED EFFICIENCY,
QUALITY AND FINANCIAL RETURNS

|X| Opportunity for significant cost reduction and machine rationalization

|X| Strong customer relationships through direct and merchant sales channels

|X|      North America's second-largest coated producer - 2.2 million tpy

|X|      Broad product line
         --  Full line of coated papers
         --  Strong positions in carbonless and specialty papers



[MEADWESTVACO LOGO]


-------------------------------------------------------------------------------

FIRST NAME IN CONSUMER & OFFICE PRODUCTS

-------------------------------------------------------------------------------

A LEADING MANUFACTURER AND MARKETER OF BRANDED
SCHOOL SUPPLIES, COMMERCIAL OFFICE PRODUCTS, AND TIME
MANAGEMENT PRODUCTS IN NORTH AMERICA

|X|      Strong growth driven by innovative product development

|X|      Stable cash flow with attractive returns

|X|      Superior marketing and distribution through multiple channels

|X|      Nationally recognized brands
         --   Mead(R)        --   First Gear(R)
         --   AT-A-GLANCE(R) --   Time Line(R)
         --   Cambridge(R)   --   Trapper Keeper(R)
         --   Five Star(R)   --   Columbian(R)



[MEADWESTVACO LOGO]




-------------------------------------------------------------------------------

SPECIALTY CHEMICALS

-------------------------------------------------------------------------------

HIGH-VALUE SPECIALTY CHEMICALS FOR GROWING GLOBAL
MARKETS

|X|   High returns and strong stable cash flow

|X|   Leading positions in multiple segments

      --    Activated carbons for vehicle emissions control

      --    Printing ink resins

      --    Asphalt emulsifiers for high-growth
            "cold paving" technology

      --    Dye dispersants

|X|   Strong growth driven by innovative product development



[MEADWESTVACO LOGO]



-------------------------------------------------------------------------------

FOREST RESOURCES

-------------------------------------------------------------------------------

STRONG, SECURE, HIGH QUALITY FIBER SUPPLY

|X|   3.5 million acres of sustainably managed forestlands

|X|   Enhanced wood basket efficiencies

|X|   Increased monetization opportunities

|X| Strong and innovative research capability driving productivity and new commercial ventures



[MEADWESTVACO LOGO]



-------------------------------------------------------------------------------

A COMBINATION TO CREATE SHAREHOLDER VALUE

-------------------------------------------------------------------------------

  |X| Creates a stronger, lower cost, higher return company better positioned for accelerated growth

-------------------------------------------------------------------------------
| |X|     Creates opportunity to achieve $325+ million of annual cost
|         savings and operational synergies
-------------------------------------------------------------------------------

  |X| Provides flexibility to evaluate assets that do not meet financial or strategic criteria

  |X|     Strengthens financial position and financial returns

  |X|     Combines experienced management teams



[MEADWESTVACO LOGO]                                                          13


-------------------------------------------------------------------------------

COMPELLING COST SAVINGS AND SYNERGIES

-------------------------------------------------------------------------------

OPERATING SYNERGIES
|X|      $325+ mm annual pre-tax operating synergies
|X|      MeadWestvaco pro-forma EPS impact of $1.01(1)

TIMING
|X|      30% in year 1
|X|      75% in year 2
|X|      Fully realized by end of year 2

CAPEX/WORKING CAPITAL
|X|      Increased efficiency in combined capital spending
|X|      Reduced working capital needs

REVENUE
|X|      Significant cross-selling opportunities
         (broader range of products and customers)

NOTE:  (1) ASSUMING FULL $325 MM OF SYNERGIES AND A 38% MARGINAL TAX RATE.


[MEADWESTVACO LOGO]



-------------------------------------------------------------------------------

TOP PRIORITY - REALIZE SYNERGIES

-------------------------------------------------------------------------------

Initial Opportunities Identified
--------------------------------

Paper                                          $ 125 MM

Packaging                                         40

Purchasing & Logistics                            70

Corporate Overhead / IT                           90
                                         --------------
      Total                                    $ 325+ MM


[MEADWESTVACO LOGO]




-------------------------------------------------------------------------------

A COMBINATION TO CREATE SHAREHOLDER VALUE

-------------------------------------------------------------------------------

  |X| Creates a stronger, lower cost, higher return company better positioned for accelerated growth

  |X| Creates opportunity to achieve $325+ million of annual cost savings and operational synergies

---------------------------------------------------------------------------
| |X|      Provides flexibility to evaluate assets that do not meet        |
|          financial or strategic criteria                                 |
---------------------------------------------------------------------------

  |X|      Strengthens financial position and financial returns

  |X|      Combines experienced management teams



[MEADWESTVACO LOGO]



-------------------------------------------------------------------------------

SHARPEN BUSINESS FOCUS

-------------------------------------------------------------------------------

FOCUS ON BUSINESSES MEETING STRICT PARAMETERS FOR
STRATEGIC FIT, GROWTH AND FINANCIAL RETURNS

|X| Assets not meeting criteria will be restructured, sold or closed

|X|      Such assets may include:
         --   Selected containerboard operations
         --   Non-strategic woodlands
         --   Selected paper operations

|X|      Take appropriate actions within 12 months



[MEADWESTVACO LOGO]





-------------------------------------------------------------------------------

A COMBINATION TO CREATE SHAREHOLDER VALUE

-------------------------------------------------------------------------------

  |X| Creates a stronger, lower cost, higher return company better positioned for accelerated growth

  |X| Creates opportunity to achieve $325+ million of annual cost savings and operational synergies

  |X| Provides flexibility to evaluate assets that do not meet financial or strategic criteria

------------------------------------------------------------------------
| |X|      Strengthens financial position and financial returns        |
------------------------------------------------------------------------

  |X|      Combines experienced management teams



[MEADWESTVACO LOGO]



-------------------------------------------------------------------------------

COMMITMENT TO DELIVER SHAREHOLDER VALUE

-------------------------------------------------------------------------------

|X|      Enhanced returns on capital and increased free cash flow

|X|      Increase the return of capital to shareholders
         --       Dividends
         --       Share repurchases

|X|      Reduce pro forma capital expenditures
         --       Prudently assess growth capital

|X|      Maintain strong investment-grade credit ratings

|X|      Initial annual dividend of $0.92 per share
         --       Increase of $0.24 for Mead shareholders
         --       Maintains Westvaco on exchange ratio adjusted basis


[MEADWESTVACO LOGO]




-------------------------------------------------------------------------------

PRO FORMA INCOME STATEMENT

-------------------------------------------------------------------------------
                                                       2000(1)
                                        -----------------------------------
                                        W/OUT SYNERGIES      W/SYNERGIES(2)
-------------------------------------------------------------------------------
Sales                                         $8,031 MM

EBITDA                                         1,613            1,938

EBIT                                             962

Net Income                                       407

EPS                                            $2.04            $3.05



(1) Based on fiscal year end data
(2) Assumes $325 million of synergies and a 38% marginal tax rate



[MEADWESTVACO LOGO]



------------------------------------------------------------------------------

PRO FORMA BALANCE SHEET

------------------------------------------------------------------------------
                                            MOST RECENT PERIOD(1)
                                        -----------------------------------
                                        W/OUT SYNERGIES      WITH SYNERGIES
------------------------------------------------------------------------------


Total Assets(2)                            $13,101 MM

Total Debt                                   4,533

Shareholders' Equity(3)                      5,285



Debt / Total Capitalization                    40%

Debt / EBITDA(4)                              3.2x               2.6x



(1) As of the most recent published 10Q
(2) Adjusted for new goodwill
(3) Assumes $1.20 special dividend to Mead shareholders
(4) Assumes $325 million of synergies.



[MEADWESTVACO LOGO]




-------------------------------------------------------------------------------

A COMBINATION TO CREATE SHAREHOLDER VALUE

-------------------------------------------------------------------------------

  |X| Creates a stronger, lower cost, higher return company better positioned for accelerated growth

  |X| Creates opportunity to achieve $325+ million of annual cost savings and operational synergies

  |X| Provides flexibility to evaluate assets that do not meet financial or strategic criteria

  |X|      Strengthens financial position and financial returns

---------------------------------------------------------------------------
| |X|      Combines experienced management teams                          |
---------------------------------------------------------------------------


[MEADWESTVACO LOGO]




-------------------------------------------------------------------------------

EXPERIENCED LEADERSHIP TEAM

-------------------------------------------------------------------------------


        NAME                                 RESPONSIBILITY
-----------------------           ---------------------------------------------
  Jerry Tatar                      Chairman
  John Luke                        President & CEO
  Jim Buzzard                      Integration
  Karen Osar                       Chief Financial Officer
  Ray Lane                         Primary Packaging
  Richard Block                    Consumer Packaging
  Rita Foley                       Consumer Packaging
  Ian Millar                       Coated Papers
  Tim McLevish                     Strategic Planning, Specialty Paper,
                                   Consumer & Office Prods, and Forest Resources
  Sam Torrence                     Specialty Chemicals
  Wendell Willkie                  General Counsel
  Mark Watkins                     Technology
  Jim McGrane                      Information Resources
  Linda Schreiner                  Human Resources



[MEADWESTVACO LOGO]




-------------------------------------------------------------------------------

MEADWESTVACO:
A COMBINATION TO CREATE SHAREHOLDER VALUE
-------------------------------------------------------------------------------

  ---------------------------      | \
  | Improved returns, lower |      |  \
  | cost, higher growth     |      |   \
  |                         |      |    \
  ---------------------------      |     \
  ---------------------------      |      \
  |     $325+ MM annual     |      |       \
  |      cost savings       |      |        \
  ---------------------------      |         \
  ---------------------------      |          \     INCREASED
  |                         |      |           \   SHAREHOLDER
  | Evaluate non-core assets|      |           /      VALUE
  |                         |      |          /
  ---------------------------      |         /
  ---------------------------      |        /
  |   Increased financial   |      |       /
  |        strength         |      |      /
  ---------------------------      |     /
  ---------------------------      |    /
  |       Experienced       |      |   /
  |     management team     |      |  /
  ---------------------------      | /



[MEADWESTVACO LOGO]



The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463,
Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available. Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael
E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.


[MEADWESTVACO LOGO]                      Source: Skadden, Arps





                          INVESTOR PRESENTATION SCRIPT

[Introduction from Mark Pomerleau]

COVER SLIDE  [SPEAKER - JT]
---------------------------

Good morning. Thank you for joining us. John and I are very pleased to talk with you today about the merger-of-equals of Mead and Westvaco to form MeadWestvaco. The management teams of both companies are very excited about this transaction. The merits of this transaction are very compelling for shareowners of both Mead and Westvaco. In the next few minutes we hope to show you why.

This transaction creates a premier, global company with a value-added portfolio of businesses, businesses with leading positions in packaging; coated and specialty papers; consumer and office products; and specialty chemicals. The merger establishes a new company with a strong financial position, an excellent platform for accelerated growth and a commitment to aggressively pursue cost savings and operating synergies. These advantages give this new company the ability to create significant value for shareholders of Mead and Westvaco.

I'd like to now turn it over to John to say a few words.

[SPEAKER -JL]

Thank you Jerry. We at Westvaco are also very excited about this transaction and look forward to describing its merits to you. As Jerry has said, and we will discuss throughout this presentation, the combination of Mead and Westvaco has a compelling strategic rationale and many significant benefits for shareholders, customers, and employees. The combination positions MeadWestvaco's high-value packaging and coated papers businesses to be among the leaders in their industries and establishes excellent platforms for further growth and superior financial returns.

MeadWestvaco will have market leadership, attractive global platforms, a talented management team, a strong, multinational customer base, and low cost production facilities. This foundation provides a sound platform from which to grow and generate superior financial returns. Importantly, we expect to be able to generate a significant amount of cost and operational synergies. Furthermore, because the transaction is a stock-based merger-of-equals, our balance sheet will remain very strong, giving us the ability to pursue these strategic growth opportunities.

Now I'll turn it back to Jerry.

[SPEAKER - JT]

Working together to finalize the details of this transaction, we have also learned that our values and ambitions are very similar. In recent weeks, our people have been spending a lot of time together finalizing arrangements. During that time, our teams have worked extraordinarily well together, adding to our enthusiasm for the merits of this unique combination.

In our discussion today, we will focus on several topics. I will summarize the terms of the merger and provide an overview of the strategic rationale for the transaction. John will discuss the benefits and synergies derived from the combined company in more detail. Karen Osar, MeadWestvaco's Chief Financial Officer, will provide an overview of the financial policies and pro forma financial profile of MeadWestvaco. We will then conclude with some summary remarks and open the floor to your questions. But first let me begin with our vision of MeadWestvaco.

For those of you following along with the slide presentation, you can now turn to slide number 2.


SLIDE 2:  A COMBINATION TO CREATE SHAREHOLDER VALUE
---------------------------------------------------

As John and I, and our respective management teams, first began to explore the concept of a combination, we very quickly recognized the strong business fit and strategic rationale for the merger. More importantly, we recognized the commonality of vision shared by our respective organizations.

Our vision is to be a global producer of high quality, value-added products with strategic scale, a strong customer focus, significant growth opportunities and the ability to deliver enhanced shareholder value.

This transaction is about shareholder value. There are several key benefits that this transaction will bring to shareholders.

First, the transaction creates a stronger, lower-cost, higher return company, better positioned for accelerated growth.

Second, the combination allows us to achieve significant cost savings and operational synergies, in the amount of at least $325 million per year on an ongoing basis. We plan to fully achieve these synergies by the end of the second year.

Third, we will take the opportunity provided by this transaction to evaluate all of our businesses and assets. Those that don't meet our strict parameters for strategic fit, targeted growth and financial returns will be restructured, sold or closed.

Fourth, the transaction clearly strengthens our financial position. We will have increased cash flow from synergies, asset sales, and reduced capital expenditures.

Our improved cash flow, highly invested capital base, and relatively low debt levels, will allow MeadWestvaco to return greater amounts of capital to shareholders through dividends and share repurchases. The company will balance return of capital to shareholders with debt reduction, and capital spending for appropriate growth opportunities.

And, very importantly, one of the key advantages to our merger is the combination of two strong management teams and tremendous workforces.

Moving to the next slide.


SLIDE 3: TRANSACTION SUMMARY
----------------------------

The transaction will be effected by a stock for stock exchange to form a new company, MeadWestvaco Corporation. The transaction will be tax-free and accounted for as a purchase under the new guidelines for business combinations. We do not expect that there will be any significant ongoing amortization expense created by the transaction.

Each share of Mead will be exchanged for one MeadWestvaco share and each Westvaco share for 0.97 MeadWestvaco shares. This will result in a near fifty-fifty ownership split. Additionally, at closing, Mead holders will receive a special cash payment of $1.20 per Mead share.

The Board of Directors will be comprised of members split evenly between Mead and Westvaco directors. Our Corporate headquarters will be Stamford, Connecticut, and the coated papers division, consumer and office products business, as well as significant staff, will be located in Dayton, Ohio.

We expect to close the transaction in the fourth calendar quarter of 2001, of course, subject to customary shareholder and regulatory approvals.

Now, I'd like to turn it over to John to talk further about the key benefits of the transaction.


SLIDE 5: MEADWESTVACO COMPANY PROFILE [SPEAKER - JL]
----------------------------------------------------

Thanks Jerry. MeadWestvaco will be a company with in excess of $10 billion of total enterprise value, pro forma 2000 sales of more than $8 billion and 2000 EBITDA of greater than $1.6 billion. We will have four distinct segments, with the largest areas clearly being the high-value packaging business and the coated papers business. On a pro forma basis, Packaging had 2000 sales of $3.8 billion and EBITDA of more than $850 million, while the Paper operation had sales of approximately $3.1 billion and EBITDA of over $580 million. Other key businesses include Consumer and Office Products and Specialty Chemicals. The company will also have a substantial forest resource base.


SLIDE 6: WORLDWIDE OPERATIONS [JL]
----------------------------------

Slide six shows that MeadWestvaco will be a truly global business with 100 manufacturing facilities and sales offices in 34 countries on 6 continents and
7.7 million tons of primary paper and paperboard production capacity. The combined global footprint and presence in global markets gives us the opportunity to cross-sell our products through complementary sales offices and distribution channels.


SLIDE 7: HIGH QUALITY, MULTINATIONAL CUSTOMER BASE
--------------------------------------------------

We are each very proud of our high quality, multinational customer bases. Each company brings long-term relationships with an extraordinary list of "blue-chip" customers from around the world including such household names as Anheuser-Busch, Miller, Coca-Cola, Pepsi, Procter & Gamble, Unilever, AOL Time-Warner, Philip Morris, Sony, R.R. Donnelley and many others.


SLIDE 8:  GLOBAL PACKAGING
--------------------------

As we have mentioned, the business fit between Mead and Westvaco is excellent. I'd like to take a moment to review our combined business platforms, starting with Packaging which is on slide 8.

The combination of Mead's and Westvaco's businesses creates a packaging powerhouse. Together, we are a unique global consumer packaging franchise. We provide high-value and innovative packaging to market segments with dynamic and international growth potential, including media and entertainment, pharmaceutical and health care, cosmetics, food and beverages, and personal care products.

We have capabilities in multiple substrates and multiple printing techniques, which means we are "material and process neutral" when it comes to packaging design. This is an important factor because it frees us to focus on the best possible solutions for our customers' packaging needs.

We are also an integrated supplier, which means we can capture strong returns through the combinations of low-cost, high-quality paperboard production facilities, coupled with high value-added converting operations. The business joins 1.7 million tons of bleached board production and 1.0 million tons of coated natural kraft production with 55 converting facilities strategically located around the world.

Also included in the Packaging business is 1.5 million tons of containerboard production capacity and 11 container plants located both in the U.S. and at Westvaco's Rigesa subsidiary in Brazil. We also have a leading position in higher value saturating kraft and unbleached kraft paperboard.

In addition, future growth in the Packaging segment will come from continued focus on high-growth, global end-use markets, cross-selling opportunities with key multinational customers of both organizations, continued innovation of proprietary package designs and systems, a clear focus on the customer, and selected targeted acquisitions.


SLIDE 9: COATED PAPER - A NEW LEADER
------------------------------------

Now turning to coated paper. On their own, both Mead and Westvaco participate strongly in the North American coated papers market. Together we will be a very powerful combination with significantly enhanced efficiency, quality and financial returns. We expect to achieve $125 million of cost savings and operational synergies in this business.

We will be North America's second-largest producer of coated printing papers. MeadWestvaco manufactures a broad line of coated freesheet and coated groundwood papers. End-markets include commercial printing, book publishing, catalogs and direct mail materials. We are unique in that we go to market through both merchant sales and direct distribution. We currently operate six mills and produce 1.6 million tons per year of coated freesheet and 615,000 tons per year of coated groundwood papers. We are also a leading supplier of a number of specialty paper grades including carbonless copy paper, specialty and industrial papers and cotton content papers.

MeadWestvaco will have a portfolio of highly efficient, low cost paper machines. By bringing together the Mead and Westvaco mills into a single integrated system, we will achieve significant operational synergies. We intend to permanently close less-efficient, higher-cost paper machines. At the same time, through mill balancing and optimization of machine utilization, we expect to maintain our current production levels but at a significantly lower total cost position.


SLIDE 10:  FIRST NAME IN CONSUMER AND OFFICE PRODUCTS
-----------------------------------------------------

In Consumer and Office Products, MeadWestvaco is the leading manufacturer and marketer of nationally branded school supplies, commercial office products, and time management products. The business has strong growth driven by innovative product development. Cash flows are stable and returns are attractive.

The Consumer and Office Products business benefits from superior marketing and distribution through multiple channels. Among its highly recognizable brands are AT-A-GLANCE, Cambridge, and Mead.

As a part of the transaction, Westvaco's Columbian Envelope brand will become a part of the Consumer and Office Products business, achieving some managerial and distribution synergies.


SLIDE 11: SPECIALTY CHEMICALS
-----------------------------

MeadWestvaco will also have a high value, specialty chemicals business focused on growing global markets. Like the Consumer and Office products business, this business generates high returns and strong stable cash flows.

The Specialty Chemicals business enjoys leading positions in several markets. We are the world leader in activated carbon used in car and truck emissions systems. We have strong positions in printing ink resins and dye dispersants. In the area of asphalt emulsifiers for use in cold paving applications, we have a leading position in what is a very high growth area.


SLIDE 12: FOREST RESOURCES
--------------------------

In addition to our four key operating business segments, we have a highly valuable forest resource base. Together we own approximately 3.5 million acres of highly productive timberlands in the Southeast, Midwest and Northeast. These timberlands provide a secure source of high quality fiber to our mills.

The merger will allow us to achieve certain operating synergies and increase already significant opportunities to monetize some non-strategic timberlands. Our strong and innovative forest research capability will drive productivity improvements and several new commercial ventures.


SLIDE 14: COMPELLING COST SAVINGS AND SYNERGIES
-----------------------------------------------

I'd like to now take a look at the compelling cost savings and synergies, which begins on slide 14. As a result of the strong product line and geographic overlap of Mead and Westvaco, we expect to achieve a total of at least $325 million of ongoing annual cost savings and operational synergies. When fully realized, this will add approximately $1.00 per share to earnings.

Joint teams from our two companies have worked hard over the past few weeks to identify these synergy opportunities. We are very confident and committed to achieving these levels, and quite possibly more. We will aggressively pursue the rapid implementation of these cost savings and synergies, and anticipate that the savings will be visible in our results: 30% in the first year, 75% in the second year, with all the synergies realized by the end of the second year.

In addition to the significant ongoing cost savings and operational synergies, we expect to achieve very significant benefits from several other sources. These benefits would include a reduction in working capital and proceeds from the potential sale of non-core businesses. Importantly, the capital needs of the combined company will be less than the companies would need to spend on their own.

We also expect increased revenue opportunities through cross-selling of products and complementary sales teams.


SLIDE 15:  TOP PRIORITY - REALIZE SYNERGIES
-------------------------------------------

Realizing the synergies is a top priority.

Initial opportunities identified are as follows: savings from our paper operations will total $125 million, from packaging $40 million, purchasing and logistics $70 million, and from corporate overhead (including research and information technology) another $90 million.

Savings in our paper operations, which represents a significant portion of the overall synergies, will largely come from production optimization at the company's mills. As I mentioned earlier, we have the ability to optimize the production of coated paper across the combined mill system in a way that allows us to maintain our current productive capacity, but to do so on fewer, more efficient paper machines.

The significant savings that we have identified in the corporate overhead and R&D functions will come, as you would expect, from the elimination of overlapping functions in such areas as accounting, information systems and legal.


SLIDE 17: SHARPEN BUSINESS FOCUS
--------------------------------

Turning to slide 17. This merger provides us with an opportunity to sharpen our focus on businesses meeting strict parameters for strategic fit, growth opportunities, and financial returns. Assets determined to be inconsistent with these criteria, or that may be of higher value to other potential owners, will be restructured, sold or closed.

While no final determinations have been made, such assets may well include selected containerboard operations, non-strategic woodlands, and selected paper or converting operations. We expect to take appropriate action with regard to these assets within next twelve months.

That said, each company has been thoughtfully reviewing opportunities to achieve rightsizing and rationalization benefits and you may see announcements to that effect in the next days and weeks.

With regard to certain of Westvaco's woodland operations, we have already identified approximately 170,000 acres of non-strategic lands for disposition. We plan to proceed quickly with these asset sales.

I will now ask Karen Osar, MeadWestvaco's Chief Financial Officer, to walk you through the pro forma financial profile of MeadWestvaco.


SLIDE 19: COMMITMENT TO DELIVER SHAREHOLDER VALUE [SPEAKER - KAREN OSAR]
------------------------------------------------------------------------

Thank you John.

As I hope is clear by now, this transaction is about delivering value to shareholders.

We believe this merger will enable us to enhance returns on capital and increase free cash flow generation. We will use our higher free cash flow thoughtfully. We intend to increase returns of capital to shareholders through dividends and share repurchase, when appropriate.

We will be disciplined with regard to capital spending as our combined asset base is well invested. On a pro forma basis, we see opportunities to lower capital spending. Both companies are already spending below their DD&A levels.

We will be prudent when assessing growth opportunities. We remain committed to strong investment-grade credit ratings.

With regard to the dividend, we will pay an initial annual dividend of 92 cents per MeadWestvaco share. This equates to the Westvaco dividend on an exchange ratio adjusted basis and represents a 24 cent per share increase to the Mead annual dividend.


SLIDE 20:  INCOME STATEMENT
---------------------------

MeadWestvaco is a powerful combination both operationally and financially. I will provide you with a quick snapshot of the pro forma combined financials for fiscal 2000. Please keep in mind, however, that these numbers are preliminary, and have not been audited.

On a pro forma basis, sales in 2000 were $8 billion and EBITDA generated in 2000 was in excess of $1.6 billion. On a pro forma basis, MeadWestvaco would have generated EPS of approximately $2.04 in 2000. However, the power of this combination can be clearly seen in the potential impact of the full $325 million of cost savings and synergies on our EPS. If the full run-rate of annual synergies were achieved on a pro forma basis in 2000, our EPS would have increased by $1.01 to $3.05. And, because this transaction is a merger-of-equals, the synergies accrue more or less equally to the benefit of both Westvaco and Mead shareholders.


SLIDE 21: BALANCE SHEET
-----------------------

Also, because of the structure of the combination as a merger-of-equals stock-for-stock exchange, MeadWestvaco's pro forma balance sheet remains very strong as you can see in slide 21. We will have total debt of $4.5 billion on an asset base of more than $13 billion. Our pro forma debt-to-capitalization will be 40%.

Now let me return the speaker's role to Jerry for some concluding remarks.


SLIDE 23: EXPERIENCED LEADERSHIP TEAM [SPEAKER: JT]
---------------------------------------------------

Thank you Karen. In the short time that our management teams have been working together, we have been impressed by the excellent chemistry of this group. What is also apparent is the depth and skill of the team. The merger of Mead and Westvaco will bring together what we would say is a strong group of managers that shares the vision and values that will make MeadWestvaco a true industry leader.

In our new organization, the key members of our management team will be: Jim Buzzard, who will lead the merger integration activities; Karen Osar will be Chief Financial Officer; Ray Lane will lead the Packaging Resources Group; Richard Block and Rita Foley will lead Consumer Packaging; Ian Millar will lead the expanded Fine Papers business; Tim McLevish will head our Strategic Planning effort and will also lead a diverse business group comprised of Specialty Papers, Consumer and Office Products, and Forest Resources; Sam Torrence will lead Specialty Chemicals; Wendell Willkie, General Counsel; Mark Watkins, Technology; Jim McGrane, Information Resources; and Linda Schreiner, Human Resources.

SLIDE 24: A COMBINATION TO CREATE SHAREHOLDER VALUE [SPEAKER - JT]
------------------------------------------------------------------

As you can tell, John and I, and the entire MeadWestvaco management team, are extremely enthusiastic about the creation of this new company. We are eager to get to your questions, so let me conclude with these four thoughts:

First, this merger creates a company with a superb portfolio of value-added businesses, businesses with leading market positions in several important areas: packaging, coated and specialty papers, consumer and office products and specialty chemicals.

Second, the strategic fit of this new company creates a solid platform for growth, growth through cross-marketing opportunities resulting from this expanded company, organic growth through new product development, and growth through targeted acquisitions.

Third, this new company begins on firm footing with a solid financial position. We will build on this foundation, evaluating all of our businesses and assets to ensure they meet rigorous standards for fit, growth and returns.

Finally, with an experienced management team, we have a unique opportunity to create value for shareholders through an aggressive pursuit of cost savings and operating synergies of at least $325 million annually. And we look forward to reporting to you on our progress.

We believe the merits of this transaction are compelling, and the results will be born out with increased value for shareholders of both Mead and Westvaco.

Now we will be happy to respond to your questions.

                                      # # #


      The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

       Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

      Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, David L. Hopkins, Jr., Richard B. Kelson, Douglas S. Luke, William R. Miller, Jane L. Warner, Richard A. Zimmerman, Rudolph G. Johnstone, Jr., John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned approximately 4.8% of the outstanding shares of Westvaco's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.